SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

January 16, 2018

VIA OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	ARMO Biosciences, Inc.
Registration Statement on Form S-1
Filed December 29, 2017
File No. 333-222371

Dear Ms. Hayes:

On behalf of our client ARMO BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 12, 2018 relating to the Company’s Registration Statement on Form S-1 filed on December 29, 2017.

On behalf of the Company, we are also electronically transmitting the Company’s Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery 3 copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on December 29, 2017).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the responses herein correspond to the pages in Amendment No. 1.

GUNDERSON    DETTMER    STOUGH    VILLENEUVE    FRANKLIN     &    HACHIGIAN, LLP

1200 SEAPORT BOULEVARD, REDWOOD CITY, CA 94063 / PHONE: 650.321.2400 / FAX: 650.321.2800

January 16, 2018

Business

AM0010 with FOLFOX in Pancreatic Ductal Adenocarcinoma, page 80

1.	We note your disclosure on page 82 that 16% of patients treated with AM0010 plus FOLFOX experienced Grade 3 or 4 peripheral neuropathy, while 7% of patients treated with FOLFOX alone experienced Grade 3 or 4 peripheral neuropathy. Given that fewer patients treated with FOLFOX alone experienced this adverse effect, please tell us why you believe that AM0010 may reduce the rates and severity of peripheral neuropathy associated with FOLFOX and improve tolerance to the chemotherapeutic regimen.

The Company respectfully advises the Staff that it has revised its disclosure on page 85.

Executive Compensation, page 115

2.	Please update your compensation disclosure to provide the information called for by Item 402 of Regulation S-K as of December 31, 2017, the date of your most recently completed fiscal year. For guidance, please refer to Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

In response to the Staff’s comments, the Company has revised the section entitled “Executive Compensation” to reflect information as of the most recently completed fiscal year.

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Please do not hesitate to contact me at (650) 463-5387 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Heidi E Mayon

Heidi E. Mayon

cc:	Peter Van Vlasselaer, Ph.D., ARMO BioSciences, Inc.

Herb Cross, ARMO BioSciences, Inc.

Marcia A. Hatch, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Robert W. Phillips, Cooley LLP

David Peinsipp, Cooley LLP

Laura A. Berezin, Cooley LLP